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SECURITIES A
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06009344

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-39857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gregory, Zent + Swanson Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Culp + Co

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/20

GREGORY, ZENT & SWANSON INC.

AUDIT REPORT

DECEMBER 31, 2005

GREGORY, ZENT & SWANSON INC.

AUDIT REPORT

DECEMBER 31, 2005

CONTENTS

	Page No.
Independent auditors' report	1
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of changes in liabilities subordinated to claims of general creditors	5
Statement of cash flows	6
Notes to financial statements	7
Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission	10
Computation for determination of reserve requirements under rule 15c3-3	11
Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3	12

Board of Directors
Gregory, Zent & Swanson Inc.
Fort Wayne, Indiana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Gregory, Zent & Swanson Inc., an Indiana corporation, as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gregory, Zent & Swanson Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages ten through eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Culp & Co.

David Culp & Co.
Certified Public Accountants

Fort Wayne, Indiana
January 12, 2006

GREGORY, ZENT & SWANSON INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash on hand and in bank - Note 2	$246,821
Prepaid expenses	30,010
Furniture and fixtures, at cost, less accumulated depreciation of $100,122	51,275
Total assets	$328,106

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 6,511
Commissions payable - Note 4	27,425
Payroll taxes accrued and withheld	54,153
Accrued expenses	9,558
Deferred income taxes - Note 5	5,619
Total liabilities	103,266
Stockholders' Equity:	
Common stock - Note 6	
Authorized - 1,000 shares with no par value	
Issued - 600 shares with 590 outstanding	60,000
Retained earnings	168,056
Treasury stock - 10 shares	(3,216)
Total stockholders' equity	224,840
Total liabilities and stockholders' equity	$328,106

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues -	
Commissions and management fees	$1,245,908
Interest and dividend income	10,771
Total revenues	1,256,679
Expenses -	
Commissions - Note 4	488,080
Transaction fees	179,232
Salaries and wages	149,423
Office supplies	30,439
Rent - Note 8	22,074
Telephone	14,528
Computer services	57,090
Depreciation	11,398
Licenses and permits	12,858
Legal and professional	28,923
Payroll and property taxes	25,584
Travel and entertainment	44,446
Dues and subscriptions	23,021
Utilities	5,289
Insurance	23,589
Education	3,684
Marketing and advertising - Note 1	7,545
Employee benefits - Note 9	21,212
Donations	1,595
Investment advisory services	71,767
Bank charges	292
Settlements and charges	30,599
Loss on disposal of stock warrants	1,100
Total expenses	1,253,768
Income before income taxes	2,911
Income taxes - Note 10	4,623
Net (loss)	$ (1,712)

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital Stock	Retained Earnings	Treasury Stock	Total
Balance, at January 1, 2005	$59,500	$169,768	$ (3,216)	$226,052
Stock sale	500	-	-	500
Net (loss)	-	(1,712)	-	(1,712)
Balance at December 31, 2005	$60,000	$168,056	$ (3,216)	$224,840

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated liabilities at January 1, 2005	$ -
Increases	-
Decreases - Payment of subordinated note	-
Subordinated liabilities at December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net (loss)	$ (1,712)
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation	11,398
Loss on unexercised stock warrants	1,100
Decrease in income taxes receivable	9,707
(Increase) in prepaid expenses	(542)
Decrease in other assets	3,615
Increase in payroll taxes accrued and withheld	9,934
Increase in accounts payable	1,224
Increase in accrued expenses	1,354
Increase in deferred income taxes	1,017
(Decrease) in commissions payable	(7,578)
Net cash provided by operating activities	29,517
Cash flows from investing activities:	
Purchase of furniture and fixtures	(7,234)
Net cash (used in) investing activities	(7,234)
Cash flows from financing activities:	
Proceeds from sale of stock	500
Net cash provided by financing activities	500
Net increase in cash and cash equivalents	22,783
Cash and cash equivalents at beginning of year	224,038
Cash and cash equivalents at end of year	$246,821

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

Note 1: Accounting policies -

Method - The accounts are maintained on the accrual basis.

Nature of business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company services clients predominately located in Northeastern Indiana.

Use of estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Customers' securities - Transactions and related commission income and expenses are recorded on a settlement date basis.

Marketable securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Depreciation for the year ended December 31, 2005 was $11,398.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers investments in money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2005 consisted of the following:

Cash on hand and in bank	$246,821

Advertising - The Company expenses advertising as incurred. Advertising expense was $2,280 for the year ended December 31, 2005.

Note 2: Significant concentrations of credit risk - The Company maintains cash accounts at Tower Bank and Pershing, LLC. Amounts not under FDIC coverage reside at Pershing, LLC and total $138,964 at December 31, 2005.

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2005

Note 3: Stock warrants - The Company owned 600 warrants to purchase 600 shares of NASDAQ stock, exercisable in tranches of 300 shares on or before June 28, 2004 and 2005. The Company did not exercise the option to purchase 300 shares in 2005 and 2004.

Note 4: Related party transactions - Commissions payable at December 31, 2005 of $25,487 are owed to stockholders of the Corporation. Commissions paid to the stockholders during 2005 were $358,638.

Note 5: Deferred income taxes - Deferred income taxes result from a timing difference in the recognition of revenues and expenses for financial reporting and income tax reporting. The principal sources of these differences are the difference between book and tax depreciation and the difference between accrual basis financial reporting versus cash basis tax reporting.

Note 6: Net capital requirement - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $140,238, which was $90,238 in excess of its required net capital of $50,000. The Company's net capital ratio was .74 to 1.

Note 7: Stock Buyout Agreement - On November 13, 1996, the Corporation and shareholders of the Corporation entered into an agreement which requires the Corporation to buy the shares of a minority shareholder upon the death or disability of the shareholder. The Company also entered into an agreement with the president and vice-president of the Corporation, which requires the sale of stock to the vice-president upon the death or disability of the president.

Note 8: Operating lease - The Company leases its office under an operating lease that requires monthly payments of $1,789 and expires March 2007. The Company has an option to renew for an additional three years. Rent expense for the year ended December 31, 2005 was $21,468.

Minimum future lease payments as of December 31, 2005 were as follows:

Year ending December 31:	
2006	$21,468
2007	5,367
Total	$26,835

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2005

Note 9: Employee benefit plan - The Company has a SARSEP plan covering all of its employees. All employees age 21 and over with one year of experience are eligible to participate in the Plan. The Company may contribute annually to the Plan and may also match a portion of the employees' salary reduction contributions. The Company's matching contributions were $21,212 for the year ended December 31, 2005.

Note 10: Income tax expense - The components of the income tax expense for the year ended December 31, 2005 are as follows:

Current -	
Federal	$2,244
State	1,362
	3,606
Deferred -	
Federal	628
State	389
	1,017
Total expense	$4,623

The deferred tax provision results from a difference in the recognition of revenue and expenses for tax and financial statement purposes. The sources of this difference and the tax effect are as follows:

Accrual versus cash reporting	$1,042
Depreciation	(25)
	$1,017

A reconciliation of the statutory income tax rates and the effective tax rate for the year ended December 31, 2005 is as follows:

Tax at statutory rate	$ 647
Permanent timing differences -	
Nondeductible meals and entertainment	3,309
Miscellaneous timing differences	667
Current tax provision	$4,623

GREGORY, ZENT & SWANSON INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net Capital:		
Total stockholders' equity		$224,840
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		224,840
Deductions and/or charges -		
Nonallowable assets -		
Petty cash	$ 50	
Prepaid expenses	30,010	
Furniture and fixtures	51,275	81,335
Net capital before haircuts on securities positions		143,505
Haircuts on securities		3,267
Net capital		$140,238
Aggregate Indebtedness		$103,266
Computation of Basic Net Capital Requirements:		
Minimum net capital required (15 to 1 ratio)		$ 6,884
Minimum dollar net capital required ($50,000)		$ 50,000
Excess net capital		$ 90,238
Ratio: Aggregate indebtedness to net capital		.74 to 1 or 74%
Reconciliation With Company's Computation, (included in Part II of Form X-17A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part II (unaudited) -		
FOCUS report		$140,238
Rounding		-
Net capital, per above		$140,238

GREGORY, ZENT & SWANSON INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3. All customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gregory, Zent & Swanson Inc.
Fort Wayne, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Gregory, Zent & Swanson Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David Culp & Co.

David Culp & Co.
Certified Public Accountants

Fort Wayne, Indiana
January 12, 2006